FOREST OIL CORPORATION

707 Seventeenth Street, Suite 3600
Denver, CO 80202

Phone: (303) 812-1400	Fax: (303) 812-1586

May 17, 2011

H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-7010

Re:          Forest Oil Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 1-13515

Dear Mr. Schwall:

Set forth below is our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 5, 2011 with respect to the filing referenced above.  For your convenience, the text of the Staff’s comments are set forth below in bold, followed by our response.

Management’s Discussion and Analysis of Financial Condition and results of Operations, page 38

Critical Accounting Policies, Estimates, Judgments, and Assumptions, page 52

Full Cost Method of Accounting, page 52

1.                                      Your disclosure explains that you update your quarterly depletion calculations with quarter-end reserves estimates, and that your December 31, 2010 reserve estimates were used for your fourth quarter 2010 depletion calculation.

As revisions in reserves which impact the depletion rate are normally viewed as changes in estimates and accounted for on a prospective basis, please tell us why you believe your approach is appropriate, and how it is consistent with your accounting policy discussion in management’s discussion and analysis which states that “Changes in estimates of reserves or future development costs are accounted for prospectively in the depletion calculations.”

As part of your response, please tell us the impact for all periods presented of using quarter end reserve volumes in the previous quarter’s depletion calculation, rather than on a prospective basis.

Response:  We update our reserve estimates each quarter and utilize the updated reserve information only for the current quarter’s depletion calculation.  For example, our depletion calculation in the fourth quarter of 2010 was calculated using our reserve estimates as of December 31, 2010, and our third quarter 2010 depletion calculation was based on our September 30, 2010 reserve estimates.  We believe this method to be the most appropriate approach in calculating depletion since it utilizes the most current reserve information available for each respective reporting period.  Furthermore, our use of quarter-end reserves to calculate each quarter’s depletion calculation is supported by the Division of Corporation Finance’s March 31, 2001 “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance,” which states:

Reserves quantities that are used to compute DD&A are frequently revised at a company’s fiscal year end.  When proved reserve estimates are revised prior to the release of operating results for a quarter, the staff will not object to the reserve revisions being implemented in the registrant’s DD&A as of the beginning of that quarter, rather than delaying implementation until the following quarter. However, taking the reserve revisions back to earlier quarters is not appropriate.

Our accounting policy discussion in management’s discussion and analysis states:

Changes in estimates of reserves or future development costs are accounted for prospectively in the depletion calculations. We have historically updated our quarterly depletion calculations with our quarter-end reserves estimates. Based on this accounting policy, our December 31, 2010 reserves estimates were used for our fourth quarter 2010 depletion calculation.

Taken as a whole, these consecutive sentences indicate that changes in estimates of reserves or future development costs are accounted for both prospectively and in the current quarter; however, we recognize that the disclosure could have been more clear.  We propose to clarify our accounting policy discussion in management’s discussion and analysis on a prospective basis to state, “Changes in estimates of reserves or future development costs are accounted for in the current quarter and prospectively in the depletion calculation.”

As requested, the following table sets forth a comparison of depletion expense using current quarter-end reserves estimates and estimated depletion expense calculated using the prior quarter’s ending reserves estimates.

	Year Ended December 31,
	2010	2009	2008
	(In Thousands)
Actual Depletion - Based on Current Quarter-End Reserves	242,502	291,941	523,811
Depletion Based on Prior Quarter-End Reserves	230,884	287,911	506,828
Difference	11,618	4,030	16,983

Engineering Comments

Reserves, page 5

2.                                      Please expand your discussion on undeveloped reserves to include not only the reserves you converted to developed reserves but also if you have any reserves that have remained undeveloped for more than five years from when they were first classified as proved reserves and, if so, disclose the quantity and the reason they have remained undeveloped. Please see paragraphs (a-d) of Item 1204 of Regulation S-K

Response:  As of December 31, 2010, Forest had three small projects that were initially classified as proved undeveloped reserves more than five years ago.  The net reserves associated with these three projects total 2 Bcfe.  This quantity is (a) approximately 0.2% of Forest’s total estimated proved undeveloped reserves of 898 Bcfe, and (b) approximately 0.1% of Forest’s total estimated proved reserves of 2,244 Bcfe.

Item § 229.1203(d) requires that issuers “[e]xplain the reasons why material amounts of proved undeveloped reserves…remain undeveloped for five years or more after disclosure…” (emphasis added.)  We believe that disclosure relating to the three projects is not required because the reserves associated with them are not material.  We will continue to review the status of these projects during the remainder of our 2011 capital program and either develop them during the year or remove the reserves associated with them from our reserve estimates at year-end.

3.                                      We note that you converted 91 BCFe from undeveloped to developed reserves in 2009. However, this is approximately 11% of your proved undeveloped reserves and at that rate it would take you approximately ten years to develop your undeveloped reserves. As you state that you plan to develop your reserves in five years from the time they were first classified as proved reserves please reconcile this for us.

Response:  Forest’s decreased level of activity in 2009 and portions of 2010 was related to the global recession’s impact on natural gas and crude oil prices and the uncertainty caused by the financial crisis.  The rate at which Forest converted its proved undeveloped reserves to proved developed reserves (our “PUD conversation rate”) during 2007 and 2008 was 30% and 24%, respectively.  Our average PUD conversion rate for 2007, 2008, and 2010 was 21.7%, which is above the 20% rate necessary to convert our undeveloped reserves in five years.  Forest has increased its drilling activity above the 2009 and 2010 recessionary levels and intends to maintain sufficient drilling activity to convert all of its proved undeveloped reserves to proved developed reserves within five years of the date that they were initially booked.

4.                                      We note that you first reported proved developed and undeveloped reserves in Italy in 2007. You reported at that time that you expected to begin production in the first half of 2009 with the completion of a gas pipeline from the two wells that you had drilled. As of December 31, 2010 there has been no production reported from Italy. Please tell us the estimated cost to build and complete the pipeline project and how much you have spent to date. Please tell us the status of the pipeline that you were to build and your expected date of first production and the reason for the material delay in starting production.

Response:  Forest’s current cost estimate for the pipeline is $5.5 million.  Capital spending on the pipeline to date is approximately $0.5 million for route selection, surveying, right-of-way, design, and other pre-construction costs.  Construction of the pipeline will commence shortly after the completion of the permitting process, which began in the fourth quarter of 2007.  The reason for the delay is that the applicable regulatory bodies in Italy have delayed their approval of our non-exploratory production license until all environmental issues are resolved, which in turn has taken longer than we anticipated.  Forest is now in the final stages of the Environmental Impact Statement (“EIS”) process and anticipates final EIS approval in the third quarter of 2011 and full project approval in the fourth quarter of 2011.  We will monitor these milestones during the remainder of 2011 and, during our 2011 year-end reserve audit, determine whether additional disclosure regarding the status and timing of our development plans is appropriate.

5.                                      Regarding the proved gas reserves that you report in Italy we note that you used a price of $17.48 per mcf to calculate the cash inflows in the Standardized Measure. Please tell us the basis for that gas price.

Response:  Forest has contacted a number of gas purchasers in Italy.  These purchasers include both industrial users as well as utilities that provide gas to local municipalities.  We have received indicative quotes from both the industrial and utilities gas purchasers.  All purchasers have quoted pricing based on a published ENI formula, which is the standard pricing basis in Italy.  This formula is based on a 9-month rolling average of the sum of published pricing (in Platt’s Oilgram Price Report) for (i) a defined crude oil basket (weighted 13%), (ii) heavy oil with sulfur content of 1% (weighted 38%), and (iii) gasoil with sulfur content of 0.2% (weighted 49%).  The results of this formula, once converted to U.S. currency and English volumetric and energy units, generated the $17.48 price that we used for the Standardized Measure.

*******

In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.

Sincerely,

/s/ Victor A. Wind

Victor A. Wind
Senior Vice President, Chief Accounting Officer
and Corporate Controller

Cc:          Tracie Towner

United States Securities and Exchange Commission

Division of Corporation Finance

H. Craig Clark

President and Chief Executive Officer

Forest Oil Corporation